UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

TSR, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

872885207

(CUSIP Number)

QAR Industries, Inc.
101 SE 25th Avenue
Mineral Wells, Texas 76067
Attn: Robert Fitzgerald

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872885207	13D	Page 2 of 6

(1)	NAMES OF REPORTING PERSONS QAR Industries, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14)	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 872885207	13D	Page 3 of 6

(1)	NAMES OF REPORTING PERSONS Robert Fitzgerald
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 872885207	13D	Page 4 of 6

Explanatory Note

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed on July 30, 2018, as amended by Amendment No. 1 filed on August 28, 2018, Amendment No. 2 filed on November 20, 2018, Amendment No. 3 filed on September 10, 2019, Amendment No. 4 filed February 22, 2021, and Amendment No. 5 filed May 17, 2024 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 1. Security and Issuer.

This Amendment relates to the common stock, par value $0.01 per share (“Common Stock”), issued by TSR, Inc. (the “Company” or the “Issuer”) whose principal executive offices are located at 400 Oser Avenue, Suite 150, Hauppauge, NY 11788.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement and Related Transactions

As previously disclosed, on May 15, 2024, Vienna Parent Corporation, an Indiana corporation (“Parent”), Vienna Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, subject to the terms of the Merger Agreement, Merger Sub will commence a cash tender offer (the “Offer”) to purchase all of the outstanding shares of Common Stock of the Company at a price of $13.40 per share, net to the seller in cash, without interest, subject to applicable withholding taxes and on the terms and subject to the conditions set forth in the Merger Agreement.

The Merger Agreement provides that Merger Sub will commence the Offer no later than 10 business days after the date of the Merger Agreement. The Offer will expire at one minute after 11:59 p.m., Eastern Time, on the date that is 20 business days following the commencement date of the Offer, unless extended in accordance with the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 17, 2024, and is incorporated herein by reference.

Tender and Support Agreement

In connection with the execution of the Merger Agreement, the Reporting Persons, solely in their capacities as stockholders of the Issuer, entered into a Tender and Support Agreement (the “Support Agreement”) with Parent and Merger Sub. The Support Agreement provides, among other things, that each applicable stockholder will tender all of the shares of Common Stock held by such stockholder in the Offer.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is attached as Exhibit 99.3 to Amendment No. 5 to the Schedule 13D/A and is incorporated herein by reference.

Tender of Common Stock and Treatment of Unvested Restricted Common Stock

The Offer and related withdrawal rights expired at one minute after 11:59 p.m., Eastern Time, on June 27, 2024. The Reporting Person tendered, or caused to be tendered, 550,499 shares of Common Stock in the Offer, for the right to receive a cash payment of $13.40 (the “Merger Consideration”) per share of Common Stock, without interest, subject to any applicable withholding of taxes. On June 28, 2024, as a result of the satisfaction of the conditions to the Offer, Merger Sub accepted for payment all shares of Common Stock validly tendered (and not properly withdrawn) pursuant to the Offer. The remaining conditions to the Merger set forth in the Merger Agreement were satisfied, and, following the consummation of the Offer, Merger Sub was merged with and into the Company on June 28, 2024 (the “Effective Time”), with the Company surviving the Merger.

Immediately prior to the Effective Time, Robert Fitzgerald held 10,000 shares of unvested restricted Common Stock pursuant to an award granted under the TSR, Inc. 2020 Equity Incentive Plan. Pursuant to the terms of the Merger Agreement, at the Effective Time, each Unvested Restricted Stock Award (as defined in the Merger Agreement) that was outstanding immediately prior to the Effective Time, was cancelled and converted into the right to receive, for each Share underlying such Unvested Restricted Stock Award, an amount in cash without interest equal to the $13.40, less any applicable tax withholding.

The 550,499 shares of Common Stock tendered by the Reporting Persons in the Offer, together with the 10,000 shares of unvested restricted Common Stock held by Robert Fitzgerald, constituted all of the shares of Common Stock beneficially owned by the Reporting Persons.

Accordingly, as of June 28, 2024, the Reporting Persons ceased to beneficially own any shares of Common Stock of the Company.

CUSIP No. 872885207	13D	Page 5 of 6

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)–(b) As a result of the consummation of the Offer and Merger, the Reporting Persons no longer beneficially own any securities of the Issuer nor have sole or shared power to vote, direct the vote, dispose or direct the disposition with respect to any securities of the Issuer, and the filing of this Amendment No. 6 represents the final amendment to the Schedule 13D and constitutes an “exit” filing for the Reporting Persons.

(c) Except as set forth in Item 4 above, the Reporting Persons have not entered into any transactions in the securities of the Issuer during the past 60 days.

(d) Other than the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) As of June 28, 2024, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

CUSIP No. 872885207	13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QAR INDUSTRIES, INC.

Dated: June 28, 2024	By:	/s/ Robert Fitzgerald
	Name:	Robert Fitzgerald
	Title:	President

	By:	/s/ Robert Fitzgerald
	Name:	Robert Fitzgerald